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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 S 103rd St, Ste 200

(No. and Street)

Omaha	NE	68124-1071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Boyne 402-391-1980

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

220 South Sixth St Ste 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, James J. Boyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitz Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

General Notary - State of Nebraska
MARY E. BICKELS
My Comm. Exp. Feb. 26, 2022.

Mary E. Bickels
Notary Public

Signature

Vice President, Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Weitz Securities, Inc.
Year Ended December 31, 2019 with Report and Supplementary Report of Independent Registered Public Accounting Firm

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2019

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of Weitz Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitz Securities, Inc., (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2004.
February 26, 2020

A member firm of Ernst & Young Global Limited

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2019

Assets	
Marketable securities	$ 292,919
Prepaid expenses	27,573
Total assets	$ 320,492
Liabilities and Stockholder's Equity	
Liabilities	
Due to affiliate (Note 3)	$ 27,573
Common stock, $1.00 par value 10,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	200,541
Retained earnings	82,385
Accumulated other comprehensive income (loss)	(7)
	292,919
Total liabilities and stockholder's equity	$ 320,492

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2019

Revenues	
Investment income	$ 6,827
Total revenues	6,827
Expenses (Note 3)	
Compensation and related benefits	2,141,837
Advertising and promotion	892,739
Travel and entertainment	231,472
Occupancy	117,704
Registration	34,765
Insurance	13,357
Legal and audit	43,871
Other	74,029
	3,549,774
Expenses reimbursed by affiliate (Note 3)	(3,549,774)
Net expenses	-
Net income	$ 6,827

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 75,558	$ -	$ 286,099
Net income	-	-	6,827	(7)	6,820
Balance, end of year	$ 10,000	$ 200,541	$ 82,385	$ (7)	$ 292,919

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	6,827
Decrease in prepaid expenses		7,991
(Decrease) in due to affiliate		(7,991)
Net increase (decrease) from operating activities		6,827
Cash flows from investing activities		
Purchase of marketable securities		(6,827)
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2019

1. Nature of the Business and Significant Accounting Policies

Nature of Business

Weitz Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. ("Weitz Inc.") an affiliate under common control with the Company. Since the Company's business is limited to the distribution of mutual funds, the Company claims exemption from SEC Rule 15c3-3, under paragraph k(1).

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Marketable Securities

At December 31, 2019, marketable securities were comprised entirely of 29,292 shares of the Weitz Ultra Short Government Fund which are valued at the fund's reported net asset value. Weitz Inc. acts as investment adviser and transfer agent for this fund.

Various inputs can be used in determining the value of the Company's financial instruments. These inputs are used in determining the value of the Company's marketable securities and are summarized in the following fair value hierarchy:

Level 1 - quoted prices in active markets for identical securities,

Level 2 - other significant observable inputs (including quoted prices for similar securities),

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Accordingly the Company's investment in marketable securities is classified as Level 1. There were no transfers between levels during 2019 and no level 3 securities during the year. The realized and/or unrealized gains/losses on marketable securities during the year were immaterial.

Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred.

Income Taxes

The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its income tax returns for each of the three open tax years and as of December 31, 2019 and has determined that no provision for income taxes is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new standard eliminates today's real estate-specific guidance and would also change what would be considered initial direct costs. All entities will classify leases to determine how to recognize lease-related revenue and expense. For non-public entities, the new standard becomes effective for annual periods beginning after December 31, 2020. Early adoption would be permitted for all entities. The Company has evaluated this pronouncement and has determined that it would have no material impact.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $238,983, which was $233,983 in excess of its required net capital. At December 31, 2019, the Company's aggregate indebtedness percentage to net capital was 11.54%.

3. Related Party Transactions

The Company acts as principal underwriter of the Weitz Funds under a distribution agreement that provides for no compensation.

Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $3,549,774 were paid by Weitz Inc. on behalf of the Company pursuant to an expense reimbursement agreement. At December 31, 2019, $27,573 of such expenses were not yet reimbursed and are included in "Due to affiliate" on the Statement of Financial Condition. The Company is economically dependent on Weitz Inc. continuing this practice of paying expenses of the Company. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 26, 2020, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Weitz Securities, Inc.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2019

Total stockholder's equity from Statement of Financial Condition	$	292,919
Less non-allowable assets:		
Prepaid expenses		27,573
Less haircuts on securities, mutual fund		26,363
Net capital	$	238,983
Total aggregate indebtedness	$	27,573
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $27,573)	$	5,000
Net capital in excess of minimum requirement	$	233,983
Percentage of aggregate indebtedness to net capital		11.54%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019 Part IIA FOCUS filing dated January 22, 2020.

Weitz Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2019

The Company is exempt from the computation of reserve and possession and control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Weitz | SECURITIES

February 27, 2020

SEC Mail Processing

FEB 28 2020

Washington, DC

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549

Re: Weitz Securities, Inc.
CRD #17673

Please find enclosed one original and one copy of Weitz Securities, Inc.'s Financial Statements and Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of and for the year ended December 31, 2019.

Also enclosed are copies of our annual exemption report relating to Rule 15c3-3, including our accountant's review report on our statements.

Sincerely,

James J. Boyne
Vice President

Enclosures

1125 South 103rd Street, Suite 200 • Omaha, Nebraska 68124-1071
t (800) 304-9745 • f (402) 391-2125 • weitzinvestments.com

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

SEC Mail Processing
FEB 28 2020
Washington, DC

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Weitz Securities, Inc.

We have reviewed management's statements, included in the accompanying Weitz Securities, Inc. Exemption Report, in which (1) Weitz Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15C3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2020

A member firm of Ernst & Young Global Limited

Weitz Securities, Inc. Exemption Report

Weitz Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 1
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Weitz Securities, Inc.

I, James J. Boyne, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Vice President, Treasurer

February 26, 2020

EY
Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Weitz Securities, Inc.

We have reviewed management's statements, included in the accompanying Weitz Securities, Inc. Exemption Report, in which (1) Weitz Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15C3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2020

A member firm of Ernst & Young Global Limited

Weitz Securities, Inc. Exemption Report

Weitz Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 1
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Weitz Securities, Inc.

I, James J. Boyne, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Vice President, Treasurer

February 26, 2020